                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)


                               Catherine Patterson
                                Electropure, Inc.
                           23251 Vista Grande, Suite A
                             Laguna Hills, CA 92653
                                 (714) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              13D - AMENDMENT NO. 2
CUSIP NO. 286133                                              PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ANTHONY M. FRANK

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
               PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
               CALIFORNIA, USA

--------------------------------------------------------------------------------
        NUMBER OF          7       SOLE VOTING POWER
         SHARES                             2,241,084
                           -----------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER
        OWNED BY                            NONE
                           -----------------------------------------------------
          EACH             9       SOLE DISPOSITIVE POWER
        REPORTING                           2,241,084
                           -----------------------------------------------------
         PERSON            10      SHARED DISPOSITIVE POWER
          WITH                              NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,241,084

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               38.0% OF THE COMMON STOCK
               37.4% OF VOTING POWER
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN - 2,161,084
               EP -    80,000

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 8 PAGES

This Amendment No. 2 amends, in relevant part as follows, the Schedule 13D, filed June 2, 1997, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation, formerly HOH Water Technology Corporation.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23251 Vista Grande, Suite A, Laguna Hills, California 92653.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Anthony M. Frank

         (b)      320 Meadowood Court, Pleasant Hill, CA  94523

         (c)      Retired - former Postmaster General

         (d)      Not applicable

         (e)      Not applicable

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the $257,110 used to acquire the shares of Common Stock of Electropure indicated below, $50,000 was originally invested in the Company's licensee, EDI Components ("EDI") and exchanged for shares upon termination of the license relationship. An additional $150,000 was loaned to the Company's licensee, EDI Components ("EDI"), and under an agreement with the Company, the principal loans and $7,110 in interest accrued thereon was converted into 418,960 shares of Common Stock of Electropure. All of the funds utilized to purchase shares of Common Stock from Electropure, including amounts previously loaned to or invested in EDI, were from Mr. Frank's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Effective August 14, 1992, Electropure entered into a License Termination Agreement with its licensee, EDI Components, to terminate a July, 1992 agreement granting EDI exclusive manufacturing and marketing rights to the Company's patented water purification technology. The agreement provides for the initial issuance of 362,500 shares of Electropure Common Stock valued, for purposes of such transaction, at $2.00 per share. Such shares are to be distributed to the shareholders of EDI Components in amounts commensurate with their capital investment in such entity. Pursuant to Mr. Frank's $50,000 investment in EDI Components, as described above, Mr. Frank received 25,000 shares of the 362,500 shares issued pursuant to the License

                                                              PAGE 4 OF 8 PAGES

Termination Agreement. The License Termination Agreement provides for additional issuances of shares to the EDI investors. See Item 6. "Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer."

         Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

         Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

         (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of Electropure;

         (f) Any other material change in Electropure's business or corporate structure;

         (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

         (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)    Any action similar to any of those enumerated above.

                                                              PAGE 5 OF 8 PAGES

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)    Mr. Frank owns the following shares of Electropure:

                2,241,084 shares of Common Stock with one vote per share1.

                Mr. Frank owns beneficially 37.4% of the Common Stock; 41.5% if all of the warrants described in in Item 6 are exercised. Mr. Frank owns 26.1% of the voting power of all classes of stock of Electropure.

         (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

         (c) Since June 2, 1997, Mr. Frank has entered into the following transactions with regard to Electropure's Common Stock:

                On August 14, 1997, Mr. Frank received 25,000 shares of Common Stock, valued at $2.00 per share, as part of an initial issuance of shares to the investors of EDI Components ("EDI"), in accordance with the terms of the License Termination Agreement entered into between the Company and EDI.

                Between December, 1996 and April, 1997, Mr. Frank loaned the Company's licensee, EDI Components, an aggregate of $150,000. Pursuant to the August, 1997 License Termination Agreement with EDI Components, the Company assumed all liability for such loans and on August 13, 1997 Mr. Frank converted the principal and interest accrued thereon ($7,110) into 418,960 shares of the Company's Common Stock at the rate of $0.375 per share.

                The following Warrants are currently exercisable by Mr. Frank:

                ---------------------------------------------------------------
                  DATE GRANTED        PURCHASE PRICE        NO. OF SHARES
                ---------------------------------------------------------------
                    12/17/92              $ 1.25                50,000
                    03/27/95              $  .50                 4,000
                    02/22/96              $ 2.25               300,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Pursuant to the transactions described in Item 5 above, Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of Common Stock at $2.25 per share. Finally, Mr. Frank currently holds the right, until October 1, 1997, to purchase 4,000 shares of Common Stock at $0.50 per share. The latter warrants were originally exercisable until January 31, 1998 or until the Company terminates its license

---------------------
1 Includes warrants for 300,000 shares of Common Stock exercisable at $2.25 per share; 50,000 shares exercisable at $1.25 per share; and 4,000 shares exercisable at $0.50 per share.

                                                              PAGE 6 OF 8 PAGES

relationship with EDI Components, whichever occurred first. The expiration date of such warrants was extended to October 1, 1997 when the license was terminated on August 14, 1997.

In addition to the 362,500 shares of Common Stock (valued at $725,000) issued to the investors of EDI Components (of which Mr. Frank received 25,000 shares) pursuant to the License Termination Agreement described in Item 4 above, the Company has agreed to issue Additional Shares upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). The aggregate value of such Additional Shares shall equal $675,006, $675,012 and $674,982, respectively, for a total additional value of $2,025,000. Of such Additional Shares, if and when issued by the Company, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $50,001, $50,004 and $49,995, respectively, for a total additional value of $150,000. If all of the Additional Shares are issued pursuant to the License Termination Agreement, Mr. Frank will have received 63,258 shares of the Company's Common Stock valued at $200,000.

ITEM 7.  EXHIBITS

         10.10.A  Subscription Agreement, December 6, 1989 *

         10.10.B  Subscription Agreement, October 10, 1990 *

         10.10.C  Subscription Agreement, March 1, 1991 *

         10.10.D  Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

         10.10.E  Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

         10.10.F  Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

         10.10.G  Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

         10.10.H  Warrants for 3,125 shares (Warrant No. 332 - 08/06/92)  *

         10.10.I  Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *

         10.10.J  Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *

         10.10.K  Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *

         10.10.L  Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **

         10.10.M  Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **

         10.10.N  Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **

         10.10.O  Warrnants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **

                                                              PAGE 7 OF 8 PAGES

         10.10.P  Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **

         10.10.Q  Stock Right Agreement No. E-1034 **

         10.10.R  10% Two-Year Convertible Term Note - 12/31/96 **

         10.10.S  10% Two-Year Convertible Term Note - 02/25/97 **

         10.10.T  10% Two-Year Convertible Term Note - 04/10/97 **

         10.47.8 License Termination Agreement dated August 14, 1997 (effective 08/05/97) ***

------------------------------------

* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

                                                              PAGE 8 OF 8 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated:            August 27, 1997


                                           /S/  ANTHONY M. FRANK
                                           ---------------------------------
                                           Anthony M. Frank